Sino Gas International Holdings, Inc.

No. 18 Zhong Guan Cun Dong St.

Haidian District, Beijing 100083, PRC

June 23, 2014

VIA EDGAR

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Sino Gas International Holdings, Inc.

Amendment No. 2 to Schedule 13E-3

File No. 005-81992

Filed June 3, 2014 respectively

Amendment No. 1 to Preliminary Proxy Statement on

Schedule 14A

File No. 000-51364

Filed June 3, 2014

Schedule 13D/A

Filed by Eloten Group Ltd. and Liu Yuchuan

File No. 005-81992

Filed December 9, 2013

Dear Ms. Duru:

On behalf of Sino Gas International Holdings, Inc. (“we”, or “us”), we have submitted a correspondence dated June 17, 2014 (“June 17 Correspondence”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated June 13, 2014 (the “Letter”), with respect to our going private transaction by certain filing persons on Schedule 13E-3 filed on April 28, 2014, the Amendment No. 1 and the Amendment No. 2 thereto (together, the “Schedule 13E-3”), our preliminary proxy statement on Schedule 14A filed on April 28, 2014, the Amendment No. 1 thereto (the “Preliminary Proxy Statement”), as well as the Schedule 13D/A filed by Eloten Group Ltd. And Mr. Yuchuan Liu on December 9, 2013 (the “Schedule 13D/A”). As we have filed today an amendment to the Preliminary Proxy Statement (the “Amendment No. 2 to Preliminary Proxy Statement”) and an amendment to the Schedule 13E-3 (the “Amendment No. 3 to Schedule 13E-3”) in conjunction with the submission of our June 17 Correspondence, we respectfully remind you to refer to the June 17 Correspondence in your review of our filings today. A hardcopy of the redline that shows the changes we made to the Preliminary Proxy Statement and to the Schedule 13E-3 in response to your comments is being delivered to you via courier.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Esq., Ph.D., Cadwalader, Wickersham & Taft LLP, 2301 China Central Place, Tower 2, No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.Zhang@cwt.com.

Sincerely, /s/ Yuchuan Liu Yuchuan Liu Chief Executive Officer